Exhibit 99.1

Genetic Technologies Limited Announces Receipt of Delisting Notification Letter from Nasdaq

MELBOURNE, AUSTRALIA, March 13, 2020 / GLOBE NEWSWIRE / Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) (the “Company”), a  leader in the development of genetic risk assessment tests, today announced that after the close of the ASX market on March 13, 2020, it received a determination letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that it did not comply with the Listing Rule 5550(b) (the “Equity Rule”) for continued listing on the Nasdaq Capital Market, which requires the Company to have a minimum of $2,500,000 in stockholders’ equity or market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

The Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the Nasdaq Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. On November 6, 2019, the Company received a letter from Nasdaq notifying the Company that it had regained compliance with the Equity Rule (the “Compliance Letter”).

The Letter states that since the Company is out of compliance with the Equity Rule within one year of the Compliance Letter, the Staff cannot allow the Company to submit a plan of compliance. As a result, unless the Company requests an appeal of the Staff’s determination by requesting a hearing before a Panel before 4:00 p.m. Eastern Time on March 20, 2020, trading of Company’s ordinary shares will be suspended at the opening of business on March 24, 2020, and a Form 25-NSE will be filed with the Securities and Exchange Commission which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to request an appeal hearing with the Panel by March 20, 2020, to review the delisting determination. Upon Nasdaq’s receipt of a timely hearing request by the Company, it will ‘stay’ the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

There can be no assurance that the Panel will grant the Company’s request for continued listing, or that the Company will meet the Equity Rule during any compliance period or in the future, or otherwise meet Nasdaq compliance standards, or that Nasdaq will grant the Company any relief from delisting as necessary, or that the Company will be able to ultimately meet applicable Nasdaq requirements for any such relief.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com.

Investor Relations and Media (US)
Dave Gentry, CEO
RedChip Companies
Office: 1 800 RED CHIP (733 2447)
Cell: US 407 491 4498
dave@redchip.com

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.